RICHARD J. MURPHY STOCK OPTION AGREEMENT

        Palatin Technologies, Inc., a Delaware corporation (the "Company") and Richard J. Murphy ("Optionee") agree:

        1. Recitals. This stock option is granted to Optionee for the purpose of providing compensation to Optionee for services as a member of the Board of Directors of the Company, the Optionee having served as a director from August 1, 1996 until August 26, 1997, such stock option to be in lieu of the set compensation of $12,000 per annum due Optionee as a non-employee director for services as such, and in replacement of options heretofore granted to Optionee pursuant to the Company's 1996 Stock Option Plan which, by the terms thereof, had terminated following his resignation as a director, and to be in satisfaction of all such amounts as are due and owing Richard J. Murphy for services as a director of the Corporation. This Richard J. Murphy Stock Option Agreement (the "Option Agreement") sets forth the terms and conditions of such grant, and is effective as of December 4, 1997.

        2. Definitions. In addition to capitalized terms defined in context, the following capitalized terms have the following meanings in this Agreement:
        "Code" means the Internal Revenue Code of 1986, as amended, and regulations promulgated under the Internal Revenue Code of 1986, as amended, or any successor legislation and regulations.
        "Committee" means the Compensation Committee of the Company's Board of Directors, or if the Company's Board of Directors has not established a Compensation Committee, then it is the Company's Board of Directors.
        "Option Price" means the number of shares of Option Stock as to which the Option is being exercised, multiplied by the Exercise Price per share.
        "Option Stock" means Palatin Common Stock obtained upon exercise of the Option.
        "Palatin Common Stock" means the $.01 par value common stock of the Company, or any other stock issuable upon exercise of the Option as adjusted pursuant to this Agreement, or as substituted or assumed as permitted by this Agreement.

        3. Grant of Option. Effective as of December 4, 1997, the Company grants a nonqualified stock option to Optionee to purchase 5,000 shares of Palatin Common Stock at a per share price of $5.44 and 1,066 shares of Palatin Common Stock at a per share price of $7.50 (such grant collectively the "Option," and each such price an "Exercise Price").

        4. Exercisability of Option. The Option is immediately exercisable by Optionee.

        5. Exercise of Option; conditions on exercise. If the Company determines that exercise of the Option or issuance of Option Stock will violate any tax, securities or other law or regulation, then the Optionee may not exercise the Option until the Company determines that the exercise or issuance will comply with that law or regulation. Otherwise, the Optionee may exercise all or any part of the Option by delivering written notice directed to the Vice President


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and Chief Financial  Officer of the Company at the Company's  principal place of business (214 Carnegie Center, Suite 100, Princeton, New Jersey, 08540, or such other address as the Company may specify in writing to the Optionee), stating the number of shares of Option Stock which the Optionee intends to purchase, along with payment in immediately available U.S. funds of the Option Price for the number of shares specified, and the entry by the Optionee into such arrangements with the Company with respect to federal income tax withholding as the Company may reasonably require. The Company will issue and deliver the shares promptly upon exercise. In lieu of issuing fractional shares of Palatin Common Stock, the Company will pay the Optionee cash for any fraction of a share exercised, at the rate of the closing market price per share of Palatin Common Stock on the date of exercise or last date preceding exercise on which Palatin Common Stock was traded, as quoted on any national securities exchange or automated quotation system, including the OTC Electronic Bulletin Board, on which the Palatin Common Stock is traded.

        6. Period for exercise of Option. The Option will be exercisable until December 4, 2007 (the "Final Expiration Date").

        7. Early expiration of Option in certain corporate transactions. If the Company enters into an agreement to engage in a transaction to which Code section 424(a) would apply if
the Option were an incentive option as defined in Code section 422 and the requirements rporation either substitutes a Option for or assumes the Option, or agrees in writing to do so upon consummation of the transaction, then the Option will expire on the earlier of (i) consummation of the transaction or (ii) the Option's original expiration date. The Committee will give the Optionee written notice of potential early expiration of the Option at least thirty days before its potential early expiration date.

        8. Changes in Stock. If the Company's stockholders approve an amendment to the Company's certificate of incorporation which effects a change in the Palatin Common Stock or rights of Palatin Common Stock holders, or an exchange, reclassification or cancellation of the Palatin Common Stock or rights of Palatin Common Stock holders, then the Committee will immediately adjust the amount and/or class of Option Stock and/or the Option Price so that the Option will be exercisable at the same aggregate price as before the amendment, for the kind and number of securities which the Optionee would have been entitled to receive had the Optionee exercised the Option in full before the amendment.

        9. Transferability of Option and Option Stock. The Option is not transferable otherwise than by will or the laws of descent and distribution, and is exercisable, during the Optionee's lifetime, only by the Optionee. The Company may restrict transferability of Option Stock issued upon exercise, in order to comply, in the Company's judgment, with federal and state securities laws and/or the requirements of any stock exchange on which the Palatin Common Stock is then traded.

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        10.  Stockholder  rights.   Neither  the  Optionee  nor  the  Optionee's
successor has any of the rights of a stockholder of the Company, with respect to any Option Stock, until the Company has received payment in full of the Option Price for that Option Stock upon exercise.

        11. Purchase for investment and withholding. Unless the Option Shares to be issued upon the exercise of the Option shall be registered prior to the issuance thereof under the Securities Act of 1933, as amended, the Optionee will, as a condition of the Company's obligation to issue such Option Shares, be required to give a representation in writing that he is acquiring such shares for his own account as an investment and not with a view to, or for sale in connection with, the distribution of any thereof.

        12. Miscellaneous. This Agreement benefits and is binding on the parties, their successors and assigns, represents the entire agreement of the parties as to its subject matter, may be modified only in writing signed by the parties (except as permitted under paragraph 8 of this Agreement), and is governed by the laws of the state of Delaware.

Dated as of December 4, 1997.

Palatin Technologies, Inc.                   Optionee:



by___________________________                ___________________________
        Stephen T. Wills                     Richard J. Murphy
        Vice President and
        Chief Financial Officer








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